APPLE REIT TEN, INC.

814 East Main Street

Richmond, Virginia 23219

January 18, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Duc Dang, Senior Counsel

Re:	Apple REIT Ten, Inc.
Registration Statement on Form S-11
File No. 333-168971

Dear Mr. Dang:

Apple REIT Ten, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-11 (File No. 333-168971) be declared effective by the Commission on January 19, 2011 at 5:00 p.m., or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely, APPLE REIT TEN, INC.

By:	/s/ Bryan F. Peery
Bryan F. Peery
Chief Financial Officer

APPLE REIT TEN, INC.

814 East Main Street

Richmond, Virginia 23219

January 18, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Duc Dang, Senior Counsel

Re:	Apple REIT Ten, Inc.
Registration Statement on Form S-11 File No. 333-168971

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned issuer (the “Issuer”) requests acceleration of the effective date of the Issuer’s Registration Statement on Form S-11, Registration No. 333-168971, to January 19, 2011, at 5:00 p.m., or as soon thereafter as practicable.

Sincerely,

APPLE REIT TEN, INC.

By:	/s/ Bryan F. Peery
Bryan F. Peery
Chief Financial Officer

[David Lerner Associates Letterhead]

January 18, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Duc Dang, Senior Counsel

Apple REIT Ten, Inc.

File No. 333-168971

Dear Mr. Dang:

Pursuant to Rule 461 under the Securities Act of 1933, David Lerner Associates, Inc. as Manager Dealer for Apple REIT Ten, Inc., as the issuer (the “Issuer”), requests acceleration of the Issuer’s Registration Statement on Form S-11, Registration No. 333-168971, to January 19, 2011 at 5:00 p.m., or as soon thereafter as practicable.

Sincerely,

David Lerner Associates, Inc.

By	/s/ Alan P. Chodosh
Alan P. Chodosh
Senior Vice President and CFO